

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

<u>Via E-mail</u>
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

**Re:** **HopFed Bancorp, Inc.**
**Preliminary Proxy Statement on Schedule 14A**
**Filed March 18, 2013 by Stilwell Value Partners I, L.P., et al.**
**File No. 000-23667**

Dear Ms. Parisi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Via E-mail
Mary Ann Frantz, Esq.